UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

St. Lawrence Seaway Corporation
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

791162100
(CUSIP Number)

Ronald Alan Zlatniski 4206 Cypress Grove Lane, Greensboro, NC 27455, (919) 403-3018
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d -7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     791162100

1.	Names of Reporting Persons. Ronald Alan Zlatniski
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization. US

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	13,000 13,000 13,000 13,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) (based on 518,736 shares of common stock outstanding) 2.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This filing relates to the common stock of St. Lawrence Seaway Corporation

Item 2. Identity and Background

This statement is filed on behalf of Mr. Ronald Alan Zlatniski, ("Mr. Zlatniski") a United States citizens who resides at 4206 Cypress Grove Lane, Greensboro, NC 27455. Mr. Zlatniski has been employed in the banking and securities industry for the past 18 years. He is currently employed with Franklin Street Partners, 1450 Raleigh Rd., Chapel Hill, NC 27517. Mr. Zlatniski is also the sole officer and stockholder of two North Carolina corporations, Carolina Tea Company and Carolina Chocolate, Ltd., both with the business address of 4206 Cypress Grove Lane., Greensboro, NC27455. During the last five years, Mr. Zlatniski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the same past five years.

Item 5. Interest in Securities of the Issuer

Mr. Zlatniski owns an aggregate of 13,000 shares, which includes his beneficial ownership of the 1,000 shares held by his wife, Virginia Zlatniski, which constitutes 2.5% of the outstanding common stock of the Company based upon 518,736 shares outstanding as of July 13, 2009. Mr. Zlatniski has not bought or sold any securities of the Company since the last 13D filing except for the disposition of 27,663 shares described on the Statement of Changes in Beneficial Ownership on Form 4, Mr. Zlatniski on July 13, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2009	/s/ Ronald A. Zlatniski Ronald A. Zlatniski